SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3G

                    Under the Securities Exchange Act of l934

                                (Amendment No. 1)



                               IMNET Systems, Inc.
                                (Name of Issuer)



                          Common Stock, $0.01 par value
                         (Title and Class of Securities)



                                   452921-10-9
                                 (CUSIP Number)










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CUSIP NO. 452921-10-9                                              Page 2 of 6



 (l)  Names of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons

                       Edgewater Private Equity Fund,L.P.
                                 TI# 42-1382305


 (2)  Check the Appropriate Box if a Member of a Group

         (a)    .

         (b)    .

 (3)  SEC Use Only


 (4)  Citizenship or Place of Organization

                                  United States

Number of                               (5)  Sole Voting Power    -    644,396
Shares Beneficially
Owned by Each                           (6)  Shared Voting Power  -          0
Reporting Person With
                                        (7)  Sole Dispositive Power  - 644,396

                                        (8)  Shared Dispositive Power -      0

 (9)  Aggregate Amount Beneficially Owned by Each Reporting
          Person

                                 644,396 shares

(10)  Check if Aggregate Amount in Row (9) Excludes Certain
          Shares    .

(11)  Percent of Class Represented by Amount in Row 9

                                   6.7 percent

 (12)  Type of Reporting Person

                                       PN




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CUSIP NO. 452921-10-9                                               Page 3 of 6



Item l(a).  Name of Issuer:

         This statement on Schedule 13G (the "Statement") relates to the common stock (the "Common Stock") of IMNET Systems, Inc., a
Delaware corporation (the "Company").

Item l(b).  Address of Issuer's Principal Executive Offices:

         3015 Windward Plaza
         Windward Fairways II
         Alpharetta, Georgia  30202

Item 2(a).  Name of Person Filing:

         This Statement is being filed on behalf of Edgewater Private Equity Fund, L.P., a Delaware limited partnership formed for investment purposes (the "Purchaser").

Item 2(b).  Address of Principal Business Office:

         666 Grand Avenue - Suite 200
         Des Moines, IA 50309

Item 2(c).  Citizenship:

         See item (4) of cover pages

Item 2(d).  Title of Class of Securities:

         Common Stock, $0.01 Par Value

Item 2(e).  CUSIP Number:

         452921-10-9

Item 3.    Nature of Person Filing:

         Not applicable

Item 4.    Ownership:

         (a)      Amount Beneficially Owned:

                  As of 12/31/95, the Purchaser owned 987,618 shares of Common Stock. As of 12/31/96, the Purchaser owned 644,396 shares of Common Stock.

         (b)      Percent of Class:




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CUSIP NO. 452921-10-9                                               Page 4 of 6



                  As of 12/31/95, the Purchaser owned 11.9% of the outstanding shares of Common Stock of the Company (based upon 8,318,220 shares). As of 12/31/96, the Purchaser owned 6.7% of the outstanding shares of Common Stock of the Company.

         (c)  Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote:

                           See item (5) of cover pages

                  (ii)     shared power to vote or to direct the vote:

                           See item (6) of cover pages

                  (iii) sole power to dispose or to direct the disposition of:

                           See item (7) of cover pages

                  (iv) shared power to dispose or to direct the disposition of:

                           See item (8) of cover pages

Item 5.           Ownership of Five Percent or Less of Class:

                  [      ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the
                  Group:

                  Not Applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable




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CUSIP NO. 452921-10-9                                               Page 5 of 6



Item 10.          Certification:

                  Not applicable



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CUSIP NO. 452921-10-9                                               Page 6 of 6


Signature.

         After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.



/s/ James Gordon                                                     2/14/97
James Gordon                                                          Date


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